August 8, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: John P. Nolan, Senior Assistant Chief Accountant, Office of Financial Services

Re:          National Commerce Corporation

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 10, 2017

File No. 001-36878

Dear Mr. Nolan:

On behalf of National Commerce Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on March 10, 2017 (the “Form 10-K”) contained in the letter from the Division of Corporation Finance dated August 2, 2017 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter.

For your convenience, we have reproduced the text of each comment in bold text below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2016

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures, page 43

1.

We note the disclosure of the non-GAAP measure “Adjusted Allowance for Loan Losses/Non-acquired Loans held for investment.” We also note you eliminated the allowance for loans losses attributable to CBI. Tell us how you considered whether the non-GAAP measure uses an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

The Company’s Response: The Company disclosed in the Form 10-K the non-GAAP measure “Allowance for loan losses to nonacquired loans,” which, as further described in the Form 10-K, is calculated as the total allowance for loan losses, less the allowance for loan losses attributable to factored receivables, divided by nonacquired loans held for investment, excluding factored receivables at the end of the period. The allowance for loan losses attributable to acquired loans, if any, is also subtracted in the calculation of the numerator of the ratio; however, the Company had no such allowance as of December 31, 2016.

Mr. John P. Nolan, Senior Assistant Chief Accountant

Office of Financial Services

Securities and Exchange Commission

August 8, 2017

At December 31, 2016, loans acquired by the Company through its acquisition of United Group Banking Company of Florida, Inc. in 2014 and Reunion Bank of Florida in 2015 totaled $325.4 million, or approximately 21.9% of the Company’s total loan portfolio. On January 1, 2017, the Company acquired Private Bancshares, Inc., which increased the total amount of the Company’s acquired loans to $511.3 million, or 27.2% of the Company’s total loan portfolio as of June 30, 2017. As required by Accounting Standards Codification 805, Business Combinations, the Company eliminated the acquired institutions’ respective allowances for loan losses at the time of acquisition and marked the acquired loans to fair value, a process that necessarily incorporates management’s estimate as to the appropriate level of adjustment to account for potential credit losses related to the acquired loans. Any discount to fair value was recorded against the loans rather than as an allowance for loan losses.

In addition, the Company owns a majority stake in CBI Holding Company, LLC, whose wholly owned subsidiary, Corporate Billing, LLC, regularly purchases accounts receivable from its clients. Unlike other loans in the Company’s portfolio, which have average maturities of one to five years, the purchased receivables typically carry a contractual life of only 30 to 60 days. The unique nature of the factoring business and the rapid turnover of receivables in that industry results in a significantly different contractual and risk profile for these assets compared to the more traditional loans in the Company’s portfolio.

The Company discloses the above-referenced non-GAAP measure in order to provide supplemental information to investors about the Company’s allowance for loan losses and acquisition accounting fair value adjustments compared to the Company’s originated and acquired loan portfolios, while adjusting for the impact of the Company’s somewhat unique factoring business, all in an effort to enhance comparability across institutions. The Company believes that this metric is relevant because it provides users of the Company’s financial statements with additional information to understand the level of coverage provided by the Company’s allowance for loan losses relative to that of its peers who do not have acquired loans or factored receivables on their balance sheets. The Company believes that including these adjustments also helps users of the Company’s financial statements understand the total amount of acquisition accounting discounts and the allowance for loan losses associated with its loan portfolio based on the different method of accounting used for originated loans compared to acquired loans. Specifically, acquired loans do not have a carryover from the origination institution of the historical allowance for credit losses.

The primary purpose of the Company’s non-GAAP disclosure of adjusted allowance for loan losses to nonacquired loans is to enhance investors’ understanding of the credit loss protection available to the entire loan portfolio, given that the GAAP disclosure of the allowance does not take into account the material percentage of the Company’s loan portfolio that consists of acquired loans with fair value adjustments. Moreover, the Company does not believe that this metric represents an individually tailored recognition or measurement method of the type contemplated by Rule 100(b) of Regulation G, but instead merely involves a separation of certain categories of loans and their corresponding allowances, in each case calculated in accordance with GAAP, in a manner that is consistent with the Company’s segment reporting procedures and provides useful and supplemental information to allow investors to compare the level of coverage provided by the Company’s allowance for loan losses to that of its peers who may not have the same magnitude of acquired loans or factored receivables on their balance sheet.

Mr. John P. Nolan, Senior Assistant Chief Accountant

Office of Financial Services

Securities and Exchange Commission

August 8, 2017

In light of the foregoing, the Company respectfully notes to the Staff that it does not believe this supplemental information violates Rule 100(b) of Regulation G. However, the Company understands the question raised by the Staff regarding this metric and, in future filings, will prospectively discontinue using it. Instead, the Company proposes to present in a manner consistent with GAAP the information necessary for investors who are interested in this metric to quickly and efficiently calculate the ratio by, for example, grouping together in the Summary Financial Data table the financial statement line items that the Company uses to calculate the ratio.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosures contained in the Form 10-K;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K;

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing is responsive to the comments and questions raised by the Staff in its Comment Letter. If you have further questions or require additional clarifying information, please contact the undersigned at (205) 313-8122. Thank you very much for your attention to this matter.

Very truly yours,

/s/ William E. Matthews, V

William E. Matthews, V

Chief Financial Officer